Exhibit 12
CONAGRA FOODS, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(Dollars in millions)

	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income taxes and equity method investment earnings (loss)	$959.6	$696.5	$698.2	$755.6	$759.9

Add/(deduct):
Adjustments for minority interests	0.6	—	—	—	—
Fixed charges	314.6	313.6	308.1	366.2	400.0
Distributed income of equity investees	41.4	28.0	13.0	12.8	15.6
Capitalized interest	(3.4)	(8.2)	(7.1)	(5.0)	(8.6)

Earnings available for fixed charges (a)	$1,312.8	$1,029.9	$1,012.2	$1,129.6	$1,166.9

Fixed Charges:

Interest expense	$264.5	$262.4	$256.7	$310.7	$345.0
Capitalized interest	3.4	8.2	7.1	5.0	8.6
One third of rental expense(1)	46.7	43.0	44.3	50.5	46.4

Total fixed charges (b)	$314.6	$313.6	$308.1	$366.2	$400.0

Ratio of earnings to fixed charges (a/b)	4.2	3.3	3.3	3.1	2.9

(1)	Considered to be representative of interest factor in rental expense.